701 SE 6th Ave, Suite 203

Delray Beach, FL 33483

30 December 2025

Ms. Kate Beukenkamp

United States Securities

And Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re: All Things Mobile Analytic, Inc.

Registration Statement on Form S-1

Filed November 8, 2024

File No. 333-283090

Dear Ms. Beukenkamp:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), All Things Mobile Analytic,Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Amendment No 3 to the Form S-1 Registration Statement (File No. 333-283090) together with all exhibits, and amendments thereto (collectively, the “Amendment Registration Statement”). The Amendment No. 3 to the Form S-1 Registration Statement was originally filed with the Commission on June 12, 2025, while the original S-1 Registration Statement was filed on November 8, 2024; neither the original S-1 Registration Statement, nor any of its Amendments were declared effective by the Commission under the Securities Act.

The Registrant has determined not to extend the public offering to which the Amendment No. 3 to the Form S-1 Registration Statement relates at this time. Withdrawal of the Amendment No. 3 to the Form S-1 Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 701 SE 6th Avenue, Suite 203, Delray Beach, Florida 33483 with a copy to the Registrant’s counsel, SD Mitchell & Associates, PLC, at sharondmac2013@gmail.com.

Should you have any questions, or need further information with respect to this matter, please contact me at (646) 417-4884 or Sharon Mitchell at (248) 515-6035, or via email at sharondmac2013@gmail.com.

With best regards,

/s/ Massimo Meneghello
Massimo Meneghello Chief Executive Officer cc: Sharon Mitchell SD Mitchell & Associates, PLC